Notification of cessation of +securities Notification of cessation of +securities 1 / 5 Announcement Summary Entity name MESOBLAST LIMITED Announcement Type New announcement Date of this announcement Monday January 15, 2024 Details of +securities that have ceased ASX +security code Security description Number of +securities that have ceased The +securities have ceased due to Date of cessation MSBAI OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES 523,334 Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied 31/12/2023 MSBAI OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES 2,323,730 Expiry of option or other convertible security without exercise or conversion 05/12/2023 Refer to next page for full details of the announcement F or p er so na l u se o nl y

Notification of cessation of +securities Notification of cessation of +securities 2 / 5 Part 1 - Announcement Details 1.1 Name of +Entity MESOBLAST LIMITED We (the entity named above) provide the following information about our issued capital. 1.2 Registered Number Type ABN Registration Number 68109431870 1.3 ASX issuer code MSB 1.4 The announcement is 1.5 Date of this announcement 15/1/2024 New announcement F or p er so na l u se o nl y

Notification of cessation of +securities

## Part 2 - Details of +equity securities or +debt securities that have ceased

ASX +Security Code and Description

MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES

Unquoted +equity securities that have ceased

Number of securities that have ceased

523,334

Reason for cessation

Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied

Date of cessation

31/12/2023

Is the entity paying any consideration for the cessation?

☑ No

Any other information the entity wishes to notify to ASX about the cessation?

Please use the following for the total number of Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX) following the changes notified in this form and the notification regarding unquoted securities form lodged on the same date (instead of the numbers set out in Part 3.2 of this form for Unquoted +equity securities):

Unquoted options - 60,056,708
Warrants - 15,027,327
ADS Warrants - 884,838
ADS Warrants 2 - 227,502

ASX +Security Code and Description

MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES

Unquoted +equity securities that have ceased

Number of securities that have ceased

2,323,730

Reason for cessation

Expiry of option or other convertible security without exercise or conversion

Date of cessation

5/12/2023

Is the entity paying any consideration for the cessation?

☑ No

Any other information the entity wishes to notify to ASX about the cessation?

For personal use only

Notification of cessation of +securities

3 / 5

Notification of cessation of +securities Notification of cessation of +securities 4 / 5 F or p er so na l u se o nl y

Notification of cessation of +securities Notification of cessation of +securities 5 / 5 Part 3 - Issued capital following changes Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise: 3.1 Quoted +equity securities and +debt securities (total number of each +class of +securities quoted on ASX) ASX +security code and description Total number of +securities on issue MSB : ORDINARY FULLY PAID 1,015,342,237 3.2 Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES 51,675,591 MSBAO : WARRANTS 15,027,327 MSBAP : ADS WARRANTS 1,769,669 MSBAQ : ADS WARRANTS 2 455,000 Note: the figures stated in the tables above are used to calculate the total market capitalisation of the entity published by ASX from time to time. The table will not include those classes of +securities that have ceased or lapsed in their entirety in ASX records before the announcement date described in Q1.5, even if the entity has advised ASX of a change to that class of +security in Part 2 of this form. F or p er so na l u se o nl y